04010216

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Columbia Yukon Explorations Inc

*CURRENT ADDRESS 2489 Bellevue Ave,
West Vancouver
British Columbia, Canada V7V1E1

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

FILE NO. 82- 34776 FISCAL YEAR 4-30-2002

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: Michael Pressman

DAT : 03/02/04

82-34776

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

ARIS
4-30-02

Incorporated as part of: ____X____ Schedule A

________ Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: April 30, 2002

DATE OF REPORT: 02/08/26
(YY/MM/DD)

04 FEB 11 AM 7:21

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Douglas L. Mason	*"Douglas L. Mason"*	02/08/26
DIRECTORS NAME	SIGNATURE	DATE SIGNED (YY/MM/DD)
Sharon E. Constable	*"Sharon E. Constable"*	02/08/26
DIRECTORS NAME	SIGNATURE	DATE SIGNED (YY/MM/DD)

(Signatures should be entered in TYPED form in quotations)

COLUMBIA YUKON EXPLORATIONS INC.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2002

AUDITORS' REPORT

To the Shareholders of
Columbia Yukon Explorations Inc.

We have audited the consolidated balance sheets of Columbia Yukon Explorations Inc. as at April 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Chartered Accountants

Vancouver, Canada

July 31, 2002

1200 - 609 Granville Street, P.O. Box 10372 Pacific Centre, [illegible]
Telephone (604) 687-0947 Fax (604) 687-6172

COLUMBIA YUKON EXPLORATIONS INC.
CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30

	2002	2001
ASSETS		
Current		
Cash	$ -	$ 1,094
Marketable securities	2,500	12,250
Receivables	1,396	1,411
Prepaids	1,409	-
	5,305	14,755
Mineral properties (Note 3)	104,087	127,280
	$ 109,392	$ 142,035
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Bank indebtedness	$ 27	$ -
Accounts payable and accrued liabilities	30,727	19,582
Loans payable (Note 4)	17,999	179,260
Due to related parties (Note 5)	112,802	43,343
	161,555	242,185
Shareholders' deficiency		
Capital stock (Note 6)	10,812,686	10,812,686
Deficit	(10,864,849)	(10,912,836)
	(52,163)	(100,150)
	$ 109,392	$ 142,035

Nature and continuance of operations (Note 1)

Subsequent events (Note 12)

On behalf of the Board:

"Douglas L. Mason" Director — Douglas L. Mason

"Sharon E. Constable" Director — Sharon E. Constable

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED APRIL 30

	2002	2001
GENERAL AND ADMINISTRATIVE EXPENSES		
Filing fees	$ 5,358	$ 5,953
Foreign exchange loss	128	2,446
Interest and financing fees	1,260	840
Management fees	30,000	30,000
Office and miscellaneous	8,626	10,578
Professional fees	9,550	15,313
Rent	33,500	36,000
Transfer agent fees	2,681	5,247
	(91,103)	(106,377)
Interest income	848	667
Gain on wind-up of subsidiary	168,935	-
Write-down of marketable securities	(7,500)	(2,250)
Write-off of mineral property costs (Note 8)	(23,193)	(5,503,061)
Net income (loss) for the year	47,987	(5,611,021)
Deficit, beginning of year	(10,912,836)	(5,301,815)
Deficit, end of year	$ (10,864,849)	$ (10,912,836)
Basic and diluted earnings (loss) per share	$ 0.05	$ (5.92)
Weighted average number of common shares outstanding	1,027,977	947,713

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED APRIL 30

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) for the year	$ 47,987	$ (5,611,021)
Items not affecting cash		
Gain on wind-up of subsidiary	(168,935)	-
Write-down of marketable securities	7,500	2,250
Write-off of mineral property costs	23,193	5,503,061
Interest and fees accrued on loan payable	1,260	810
Change in non-cash working capital items		
Decrease in receivables	15	313
(Increase) decrease in prepaids	(1,409)	1,000
Increase (decrease) in accounts payable and accrued liabilities	11,145	(85,778)
Net cash used in operating activities	(85,398)	(189,365)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral properties	-	(17,112)
Deferred exploration costs	-	(18,657)
Proceeds on sale of marketable securities	2,250	-
Net cash provided by (used in) investing activities	2,250	(35,769)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan proceeds	9,491	6,445
Capital stock issued	-	132,500
Due to related parties	72,536	43,343
Net cash provided by financing activities	82,027	182,288
Decrease in cash during the year	(1,121)	(42,846)
Cash, beginning of year	1,094	43,940
Cash (bank indebtedness), end of year	$ (27)	$ 1,094

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is considered to be in the exploration stage with respect to its interests in mineral properties. The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize it's assets and discharge it's liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issue of capital stock and loans from related parties. Continued operations of the Company are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future.

	2002	2001
Deficit	$ (10,864,849)	$ (10,912,836)
Working capital (deficiency)	(156,250)	(227,430)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Basis of presentation

During the current year, the Company wound-up its wholly owned subsidiary, Liberty Bell Mining Company, a company incorporated in Nevada, U.S.A. The subsidiary's results of operations are consolidated to the date of wind-up.

Marketable securities

Marketable securities are carried at the lower of cost or quoted market value. As at April 30, 2002, the Company's marketable securities had a quoted market value of $2,500 (2001 - $12,250).

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. All deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for the mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the year. Exchange gains and losses arising on translation are included in earnings.

Stock-based compensation

The Company grants incentive stock options as described in Note 7. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain of the comparative figures have been restated in order to conform with the current year's presentation.

3. MINERAL PROPERTIES

The Company acquired, or entered into agreements to acquire, interests in the following mineral claims:

	2002	2001
VBE Claims, Labrador		
A 50% interest. The claims are subject to a 2 1/2% net smelter returns royalty.	$ 100,000	$ 100,000
Barr/1506 Claims, Labrador		
A 50% interest. 307 of the original 367 claims have lapsed.	4,087	27,280
	$ 104,087	$ 127,280

3. MINERAL PROPERTIES (cont'd...)

Deferred exploration costs

	2002			2001		
	Canada	U.S.A.	Total	Canada	U.S.A.	Total
Recording fees	$ -	$ -	$ -	$ -	$ 18,657	$ 18,657
Total deferred costs for the year	-	-	-	-	18,657	18,657
Written-off during the year	-	-	-	(2,935,226)	(80,195)	(3,015,421)
Balance, beginning of year	-	-	-	2,935,226	61,538	2,996,764
Balance, end of year	$ -	$ -	$ -	$ -	$ -	$ -

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

The Company has entered into agreements to acquire, explore and develop certain mineral properties located in the Labrador region of Canada. Several aboriginal groups are claiming unextinguishable aboriginal title to the lands and resources of Labrador, which may include one or more of the mineral claims beneficially owned by the Company. The extent to which any successful aboriginal claim would materially affect the ability of the Company to exploit its mineral properties is not determinable at this time.

4. LOANS PAYABLE

	2002	2001
Loan from related company, non-interest bearing	$ 9,847	$ 25,600
Pacific Northwest Resource Company ("PNR"), non-interest bearing	-	153,660
Loan from director, 12% interest	5,959	-
Loan from related company, 12% interest	2,193	-
	$ 17,999	$ 179,260

4. LOANS PAYABLE (cont'd...)

Loans payable at April 30, 2002 are unsecured and due on demand.

Loan fees of $500 and $300 were charged during the year for interest bearing advances from a director and a company with common directors, respectively.

During the current year, the loan from PNR for $153,660 (US$100,000) was written-off and is included in the gain on wind-up of the Company's wholly-owned subsidiary.

5. RELATED PARTY TRANSACTIONS

As at April 30, 2002, the Company held investments in shares of companies with common directors as marketable securities with a market value of $2,500 (2001 - $10,000).

As at April 30, 2002, the Company owed $112,802 (2001 - $43,343) to companies with common directors. The amounts are unsecured, non-interest bearing and without stated terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued $30,000 (2001 - $30,000) for management services to a company controlled by a director.

b) Paid or accrued $33,500 (2001 - $36,000) for rent to a company having common directors.

c) Accrued $1,260 (2001 - $810) for interest and fees on loans owing to directors and companies having common directors.

d) In fiscal 2001, the Company settled debts totalling $135,000 owing to related parties by issuing 900,000 common shares.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

6. CAPITAL STOCK

On February 28, 2002, the Company consolidated its capital stock on a 9.5:1 basis, whereby one new common share was issued for every 9.5 issued common shares and simultaneously increased its authorized share capital.

6. CAPITAL STOCK (cont'd...)

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
100,000,000 preferred shares without par value		
Common shares issued		
As at April 30, 2000	6,715,780	$ 10,545,186
For share subscriptions received in prior year	1,150,000	-
For cash – private placement	350,000	35,000
For cash – exercise of warrants	650,000	97,500
For settlement of debt	900,000	135,000
As at April 30, 2001	9,765,780	10,812,686
Consolidation 9.5:1	(8,737,803)	-
As at April 30, 2002	1,027,977	$ 10,812,686

Included in capital stock are 11,278 common shares held in escrow which may not be transferred, assigned or otherwise dealt with without regulatory approval.

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common shares. Shareholders have approved an amendment to the stock option plan to allow the number of shares reserved for issuance to insiders of the Company to exceed 10%. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options and share purchase warrants were outstanding at April 30, 2002:

	Number of Shares	Exercise Price	Expiry Date
Options	48,662	$ 0.95	November 17, 2002
Warrants	36,842	0.95	November 15, 2002

7. STOCK OPTIONS AND WARRANTS (cont'd...)

Following is a summary of stock option transactions during the years ended April 30, 2002 and 2001:

	Number of Shares	Weighted Average Exercise Price
Outstanding and exercisable at April 30, 2000	254,107	$ 2.51
Granted	797,292	0.10
Forfeited/cancelled	(264,107)	2.50
Outstanding and exercisable at April 30, 2001	787,292	0.10
Forfeited/ cancelled	(325,000)	0.10
Consolidation 9.5:1	(462,292)	0.10
Restated for consolidation	48,662	0.95
Outstanding and exercisable at April 30, 2002	48,662	$ 0.95

8. WRITE-OFF OF MINERAL PROPERTY COSTS

	Acquisition Costs	Deferred Exploration Costs	Total
Year ended April 30, 2002			
VBE and Barr/1506 Claims, Labrador	$ 23,193	$ -	$ 23,193
Year ended April 30, 2001			
Liberty Bell Claims, Alaska	$ 2,487,640	$ 80,195	$ 2,567,835
VBE and Barr/1506 Claims, Labrador	-	2,935,226	2,935,226
	$ 2,487,640	$ 3,015,421	$ 5,503,061

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2002	2001
Cash paid during the year for interest	$ -	$ 1,727
Cash paid during the year for income tax	-	-

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd...)

There were no significant non-cash transactions during the year ended April 30, 2002.

The significant non-cash transaction during the year ended April 30, 2001 was the issuance of 900,000 common shares to settle debts totalling $135,000.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of marketable securities, receivables, bank indebtedness, loans payable, due to related parties and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

11. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2002	2001
Income (loss) before income taxes (recovery)	$ 47,987	$ (5,611,021)
Current income taxes (recovery) at statutory rates	$ 19,002	$ (2,559,748)
Write-off of mineral properties for accounting purposes	9,180	2,510,496
Write-down of investments	2,970	-
Mineral property deductions for tax purposes	(165,086)	-
Subsidiary debts written-off	350,786	-
Unrecognized (recognized) benefits of non-capital losses	(216,852)	49,252
Total current income taxes (recovery)	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2002	2001
Future income tax assets:		
Mineral property and related exploration expenditures	$ 1,141,930	$ 1,331,482
Operating losses available for future periods	926,225	1,032,065
Capital losses available	458,820	28,809
	2,526,975	2,392,356
Valuation allowance	(2,526,975)	(2,392,356)
Net future income tax asset	$ -	$ -

11. INCOME TAXES (cont'd...)

The Company has incurred operating losses of approximately $2,339,000 which, if unutilized, will expire through 2009. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

12. SUBSEQUENT EVENTS

The following events occurred subsequent to April 30, 2002:

a) The Company issued 430,358 common shares at an agreed price of $0.25 per share to settle outstanding debts totalling $107,590.

b) The Company cancelled all of its outstanding incentive stock options and granted an aggregate of 175,000 new incentive stock options under the Company's stock option plan to certain of its directors, officers and consultants at a price of $0.25 per share exercisable for a period of five years. The transactions are subject to regulatory approval.

c) The Company announced that, subject to regulatory approval, it has negotiated a private placement to issue up to 200,000 units at a price of $0.20 per unit. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share at a price of $0.25 for a period of one year.